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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

SVP Group to Utilize iBOLT from Magic Software in Major Business Integration Project Valued at Over $1.5 Million

iBOLT To Be Used To Create Integrated System That Will Enable SVP To Better Respond To Customer Information Needs In A Real-Time And Proactive Manner

Irvine, California (November 13, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today the signing of a major iBOLT deal with the French SVP Group, a global leading provider of business advisory, research and consulting services. The overall value of the project is expected to exceed $1.5 million.

SVP is an innovative knowledge services company that offers a full suite of custom business intelligence, advisory, and consulting solutions to address clients' critical business issues worldwide. They have chosen the iBOLT Integration Suite (www.magicsoftware.com/ibolt) as the primary integration and business process development framework as part of their strategy to provide their clients with timely information and customized integrated solutions.

For this project, SVP will work together with Magic Software and ESDS, a Magic iBOLT Integration partner in France. The project will involve the integration of complex systems and applications including SAP and Sage, other best-of-breed solutions, as well as homegrown applications. In addition, SVP will create new business processes to integrate with external suppliers and banking applications.

“With full responsibility for all of the information systems in the SVP Group, it is crucial for me to reduce complexities and cost, while working toward our goal of supplying real-time information to our client base in a proactive push format,” said Christian Lamouroux, CIO of SVP Group. “iBOLT from Magic Software will enable us to rapidly and cost-effectively create the kind of federated architecture needed to implement this strategy, while leveraging, rather than replacing, our current IT infrastructures.“

The nature of the SVP Group’s business is one of integration, as they supply clients with domain expertise and consulting services by phone, fax and email. The Group’s strategy is to push relevant and timely information to their client base via the Web and via other medias, to complement their expertise of client oriented refined analysis.

”We are very pleased to work with a market leader like SVP who has taken the strategic decision to use iBOLT for their EAI and BPM needs,” said Menachem Hasfari, CEO of Magic Software. “The deal with SVP is a clear demonstration of iBOLT's ability to attract enterprises seeking integration solutions, an ability that we expect will help to generate many more iBOLT deals in the near future."

About SVP

SVP Group is a private company based in France that operates a worldwide network of organizations and independent consultants specialized in the provision of outsourced corporate intelligence services. Within the network, there are some 1,000 consultants worldwide serving more than 75,0000 executives in 11,000 companies across 50 countries. For more information please visit www.svp.com.

In the United States, SVP Group franchisee, FIND/SVP (OTCBB: FSVP) is the second largest member of the global SVP Group. FIND/SVP helps executives enhance their business performance, profit from opportunities and address critical issues through targeted research and advisory work, providing its nearly 2,000 member clients with a competitive business advantage. FIND/SVP is located at 625 Avenue of the Americas, New York, N.Y. 10011. More information is available by calling 212-645-4500 or visiting FIND/SVP's website at http://www.findsvp.com.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 13 November, 2003